Exhibit 99.1

Mecox Lane Limited Announces Fourth Quarter and Full Year 2012 Results

Full Year 2012 Gross Profit Margin Up 2.2% Year over Year

SHANGHAI, March 4, 2013 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a leading brand and multi-channel retailer of apparel and accessories in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•                  Internet platform net revenues decreased 39.1% year over year to $17.9 million, compared to $29.4 million in the fourth quarter of 2011

•                  Net revenues decreased 31.5% year over year to $39.7 million, compared to $58.0 million in the fourth quarter of 2011

•                  Gross profit1 decreased 32.7% year over year to $13.7 million, compared to $20.3 million in the fourth quarter of 2011

•                  Gross margin was 34.5% in the fourth quarter of 2012, compared to 35.1% in the fourth quarter of 2011

•                  Net loss was $7.2 million, compared to net loss of $11.5 million in the fourth quarter of 2011

Full Year 2012 Highlights

•                  Internet platform net revenues decreased 39.4% to $71.8 million for the full year 2012, compared to $118.5 million for the full year 2011

•                  Net revenues decreased 30.3% to $151.8 million for the full year 2012, compared to $217.9 million for the full year 2011

•                  Gross profit1 decreased 25.7% to $54.3 million for the full year 2012, compared to $73.2 million for the full year 2011

•                  Gross margin was 35.8% for the full year 2012, compared to 33.6% for the full year 2011

•                  Net loss was $22.4 million for the full year 2012, compared to net loss of $33.3 million for the full year 2011

Mecox Lane’s Director and Chief Executive Officer Mr. Alfred Gu said, “We remained conservative with respect to our Internet business throughout 2012 and continued to focus on controlling our costs in the fourth quarter, given the fiercely competitive nature of the e-commerce industry. Our focus on improving operating efficiency and lowering costs increased our overall gross margin and reduced our operating loss for the year.

1Gross profit excludes the impact of depreciation and amortization expenses.

“Looking ahead, we remain steadfast in our strategy of lowering costs and improving efficiency in order to stay competitive in the apparel and accessories retail industry. With the formation of our new joint venture Giosis Mecoxlane, we will refocus on our core strength of providing fashionable, value-for-money branded apparel, as well as health and beauty and other products, to consumers across China. We will also continue to pursue multiple retail channels to increase sales, while also selling through the new M18.com website, redesigned as a brand-neutral online marketplace and operated by our joint venture. Although we expect this transitional period to present short-term challenges, we are confident our strategic refocusing will ultimately enhance Mecox Lane’s brand recognition and deliver value to our shareholders.”

Fourth Quarter 2012 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the fourth quarter of 2012 and the fourth quarter of 2011, as in the following paragraphs.

Total Net Revenues

Total net revenues were $39.7 million in the fourth quarter of 2012, representing a decrease of 31.5% from $58.0 million in the fourth quarter of 2011.The decrease was primarily due to the decrease in net revenues from the Company’s Internet platform, as well as the decrease in net revenues from the Company’s directly operated and franchised stores.

Internet Platform

Net revenues from the Company’s Internet platform were $17.9 million in the fourth quarter of 2012, representing a decrease of 39.1% from $29.4 million in the fourth quarter of 2011. The decrease was primarily attributed to a 36.6% decrease in the number of average monthly unique visitors as a result of the Company’s decision to limit its online advertising.

Call Center

Net revenues from the call center were $14.5 million in the fourth quarter of 2012, representing a slight increase of 0.3% from $14.5 million in the fourth quarter of 2011.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $3.7 million in the fourth quarter of 2012, representing a decrease of 54.9% from $8.1 million in the fourth quarter of 2011. The decrease was primarily due to the decline in average store sales and the decline in the number of directly operated stores from an average of 117 stores in the fourth quarter of 2011 to an average of 62 stores in the fourth quarter of 2012.

Net revenues from franchised stores were $3.6 million in the fourth quarter of 2012, representing a decrease of 39.7% from $6.0 million in the fourth quarter of 2011. The decrease in net revenues was primarily due to the decline in average store sales and the decline in the number of franchised stores from an average of 328 stores in the fourth quarter of 2011 to an average of 261 stores in the fourth quarter of 2012.

Cost of Goods Sold2

Cost of goods sold was $26.0 million in the fourth quarter of 2012, representing a decrease of 30.9% from $37.6 million in the fourth quarter of 2011. The decrease is consistent with the overall decrease in revenues.

Gross Profit1 and Gross Margin

Gross profit was $13.7 million in the fourth quarter of 2012, representing a decrease of 32.7% from $20.3 million in the fourth quarter of 2011. Gross margin was 34.5% in the fourth quarter of 2012, compared to 35.1% in the fourth quarter of 2011.

Operating Expenses

Total operating expenses were $21.7 million in the fourth quarter of 2012, representing a decrease of 29.8% from $30.8 million in the fourth quarter of 2011.

Selling, general and administrative expenses were $20.5 million in the fourth quarter of 2012, representing a decrease of 30.6% from $29.6 million in the fourth quarter of 2011 due to decreases in marketing and labor costs, partially offset by a write-down for some IT equipment related to the change in control of the M18.com website, as of January 2013, from Mecox Lane to the Company’s joint venture, Giosis Mecoxlane.

2Cost of goods sold excludes depreciation and amortization expenses.

Loss from Operations

Loss from operations was $8.0 million in the fourth quarter of 2012, compared to loss from operations of $10.5 million in the fourth quarter of 2011.

Net Loss and Loss per ADS

Net loss was $7.2 million in the fourth quarter of 2012, compared to net loss of $11.5 million in the fourth quarter of 2011. Non-GAAP net loss3 was $6.8 million in the fourth quarter of 2012, compared to non-GAAP net loss of $9.4 million in the fourth quarter of 2011. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.62 in the fourth quarter of 2012. One ADS represents thirty-five ordinary shares.

Cash and Short-term Investments

As of December 31, 2012, Mecox Lane had cash and cash equivalents totaling $13.3 million, compared to $40.1 million as of December 31, 2011 and $7.4 million as of September 30, 2012. Short-term investments on December 31, 2012 were $20.7 million, compared to $20.6 million as of December 31, 2011, all of which were structured term bank deposits.

Full Year 2012 Results

Total Net Revenues

Total net revenues for the full year 2012 were $151.8 million, representing a decrease of 30.3% from $217.9 million for the full year 2011. The decrease in the Company’s net revenues was primarily due to a decrease in the net revenues from the Company’s Internet platform, as well as a decrease in net revenues from the Company’s call center and directly operated stores and franchised stores.

Internet Platform

Net revenues from the Internet platform were $71.8 million for the full year 2012, representing a decrease of 39.4% from $118.5 million for the full year 2011. The decrease was primarily attributed to a 42.0% decrease in the number of average monthly unique visitors, we believe as a result of the Company’s decision to limit its online advertising.

3Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses.  The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Call Center

Net revenues from the call center were $48.0 million for the full year 2012, representing a decrease of 9.1% from $52.8 million for the full year 2011. The decrease was primarily attributed to a decline in the number of orders placed through the call center, which is consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping, and to a reduction in the Company’s catalog circulation.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $17.3 million for the full year 2012, representing a decrease of 32.7% from $25.8 million for the full year 2011. The decrease was primarily due to the decline in average store sales and the decline in the number of directly operated stores from an average of 117 stores in 2011 to an average of 91 stores in 2012.

Net revenues from franchised stores were $14.7 million for the full year 2012, representing a decrease of 29.6% from $20.8 million for the full year 2011. The decrease was primarily due to the decline in average store sales and the decline in the number of franchised stores from an average of 306 stores in 2011 to an average of 266 stores in 2012.

Cost of Goods Sold2

Cost of goods sold was $97.5 million for the full year 2012, a decrease of 32.7% from $144.7 million for the full year 2011. The decrease is consistent with the overall decline in revenues.

Gross Profit1 and Gross Margin

Gross profit for the full year 2012 was $54.3 million, representing a decrease of 25.7% from $73.2 million for the full year 2011. Gross margin was 35.8% for the full year 2012, compared to 33.6% for the full year 2011. The slight increase in gross margin was primarily due to the decrease in the weighting of the Internet business in total net revenues, which generated a lower margin than other segments, and to selling more high-margin products through the call center.

Operating Expenses

Total operating expenses were $78.7 million for the full year 2012, representing a decrease of 27.1% from $108.0 million for the full year 2011.

Selling, general and administrative expenses were $76.3 million for the full year 2012, representing a decrease of 27.1% from $104.5 million for the full year 2011. The decrease was primarily due to decreases in marketing and labor costs.

Loss from Operations

Loss from operations for the full year 2012 was $24.4 million, compared to loss from operations of $34.9 million for the full year 2011.

Net Loss and Loss per ADS

Net loss was $22.4 million for the full year 2012, compared to net loss of $33.3 million for the full year 2011. Non-GAAP net loss3 was $20.3 million for the full year 2012, compared to non-GAAP net loss of $28.9 million for the full year 2011. Basic and diluted loss per ADS attributable to Mecox Lane shareholders was $1.94 for the full year 2012. One ADS represents thirty-five ordinary shares.

Recent Updates

In November 2012, Mecox Lane announced the proposal of a transaction with Giosis Pte. Ltd. (“Giosis”) to form a joint venture, Giosis Mecoxlane, to operate a dynamic online marketplace in China on the M18.com website. The transaction was approved at the Company’s extraordinary general meeting of shareholders held on December 19, 2012. On January 1, 2013, Giosis Mecoxlane began operating the M18.com website. Giosis holds 60.0% and Mecox Lane holds 40.0% of the outstanding equity interests of Giosis Mecoxlane, assuming the conversion of the Series A Preferred Shares of Giosis Mecoxlane.

On February 1, 2013, Mecox Lane effected a change of the ADS to ordinary share ratio from one ADS representing seven ordinary shares to one ADS representing thirty-five ordinary shares. The ratio change has the same effect as a one-for-five ADS consolidation.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8 p.m. U.S. Eastern Time on March 4, 2013 (9 a.m. Shanghai/Hong Kong Time on March 5, 2013) to discuss results and highlights from the quarter and the full year, as well as to answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.mecoxlane.com/events.cfm, at 6:30 p.m. U.S. Eastern Time on March 4, 2013 (7:30 a.m. Shanghai/Hong Kong Time on March 5, 2013).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	15271073

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.mecoxlane.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a leading brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, home products, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet Information

	December 31,	December 31,
	2011	2012
	$	$
ASSETS
Current assets:
Cash and cash equivalents	40,097,545	13,291,063
Short-term investments	20,631,910	20,682,480
Accounts receivable, net of allowances of $64,063 and $55,660 as of December 31, 2011 and December 31, 2012, respectively	1,993,962	1,452,864
Amount due from related party	356,090	—
Other receivables	6,921,738	5,149,844
Advances to suppliers and prepaid expenses	2,138,815	6,297,463
Merchandise inventories	31,286,353	27,349,540
Deferred tax assets—current portion	323,911	—
Total current assets	103,750,324	74,223,254
Property and equipment, net	43,236,593	46,528,057
Prepaid land use right	6,234,620	6,125,104
Intangible assets, net	1,450,220	1,263,644
Other non-current assets	833,427	249,903
TOTAL ASSETS	155,505,184	128,389,962

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of 4,886,576 and 3,101,935 as of December 31, 2011 and December 31, 2012, respectively)	23,867,229	19,063,827
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of 1,790,998 and 1,345,714 as of December 31, 2011 and December 31, 2012, respectively)	4,723,687	4,570,595
Amount due to related parties	—	547,478
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of 5,378,698 and 281,152 as of December 31, 2011 and December 31, 2012, respectively)	8,725,738	5,153,056
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of 4,142,652 and 1,955,777 as of December 31, 2011 and December 31, 2012, respectively)	5,694,457	7,358,589
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of 107,032 and 34,718 as of December 31, 2011 and December 31, 2012, respectively)	1,793,016	1,779,978
Total current liabilities	44,804,127	38,473,523

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,227 and 408,727,673 shares issued, and 405,192,227 and 403,790,426 shares outstanding as of December 31, 2011 and December 31, 2012)	40,519	40,873
Additional paid-in capital	163,806,117	165,934,265
Treasury Stock	—	(572,168)
Accumulated deficit	(60,415,020)	(82,811,023)
Accumulated other comprehensive income	6,201,555	6,292,753
Statutory reserve	967,886	931,739
Total Mecox Lane Limited equity	110,601,057	89,816,439
Noncontrolling interests	100,000	100,000
Total equity	110,701,057	89,916,439
TOTAL LIABILITIES AND EQUITY	155,505,184	128,389,962

Mecox Lane Limited

Unaudited Consolidated Statement of Operations Information

	Three-month Periods Ended December 31		Year Ended December 31
	2011	2012	2011	2012
	$	$	$	$

Net revenues:
Internet platform	29,433,368	17,929,683	118,502,166	71,830,359
Call center	14,458,773	14,502,806	52,783,982	47,966,846
Directly operated stores	8,099,441	3,653,352	25,770,146	17,343,134
Franchised stores	5,985,982	3,611,972	20,837,544	14,675,718
Total net revenues	57,977,564	39,697,813	217,893,838	151,816,057

Cost of goods sold (excluding depreciation and amortization)
Internet platform	22,259,928	14,757,065	92,686,952	57,679,033
Call center	6,224,730	5,670,933	24,399,891	19,155,224
Directly operated stores	4,664,551	2,429,551	12,914,304	9,894,793
Franchised stores	4,494,833	3,153,879	14,737,394	10,737,821
Total cost of goods sold (excluding depreciation and amortization)	37,644,042	26,011,428	144,738,541	97,466,871

Operating expenses:
Selling, general and administrative expenses	29,594,998	20,525,110	104,534,226	76,309,520
Depreciation and amortization	1,261,236	1,220,484	4,411,298	4,216,962
Other operating income, net	(23,623)	(92,371)	(932,748)	(1,805,346)
Total operating expenses	30,832,611	21,653,223	108,012,776	78,721,136

Loss from operations	(10,499,089)	(7,966,838)	(34,857,479)	(24,371,950)
Interest income	435,536	417,562	2,231,462	2,143,396
Other income, net	388,345	455,120	2,307,270	120,315

Loss before income taxes and noncontrolling interests	(9,675,208)	(7,094,156)	(30,318,747)	(22,108,239)
Income tax expense	(1,834,993)	—	(2,943,769)	(323,911)

Net loss	(11,510,201)	(7,094,156)	(33,262,516)	(22,432,150)
Accretion of noncontrolling interest	106,463	—	256,792	20,416
Net income (loss) attributable to noncontrolling interests	(145,318)	121,994	(295,647)	(20,416)
Net loss attributable to Mecox Lane Limited shareholders	(11,471,346)	(7,216,150)	(33,223,661)	(22,432,150)

Loss per ordinary share:
Basic	(0.03)	(0.02)	(0.08)	(0.06)
Diluted	(0.03)	(0.02)	(0.08)	(0.06)
Loss per ADS (1)
Basic	(0.99)	(0.62)	(2.87)	(1.94)
Diluted	(0.99)	(0.62)	(2.87)	(1.94)
Weighted average ordinary shares used in per share calculation
Basic	405,192,227	404,183,345	405,192,243	404,247,016
Diluted	405,192,227	404,183,345	405,192,243	404,247,016
Weighted average ADS used in per share calculation (1)
Basic	11,576,920	11,548,095	11,576,921	11,549,914
Diluted	11,576,920	11,548,095	11,576,921	11,549,914

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	408,437	449,279	3,909,408	91,198
Other comprehensive income, net of tax	408,437	449,279	3,909,408	91,198

Comprehensive income attributable to Mecox Lane Limited shareholders	(11,062,909)	(6,766,871)	(29,314,253)	(22,340,952)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(9,425,816)	(6,701,682)	(28,908,909)	(20,312,979)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended December 31		Year Ended December 31
	2011	2012	2011	2012
	$	$	$	$
Net loss	(11,510,201)	(7,094,156)	(33,262,516)	(22,432,150)
Add back: Share-based compensation expenses	2,084,385	392,474	4,353,607	2,119,171
Non-GAAP net loss	(9,425,816)	(6,701,682)	(28,908,909)	(20,312,979)